Exhibit (a)(1)(j)

LATTICE SEMICONDUCTOR CORPORATION

Supplement to the

Offer to Exchange Certain
Outstanding Options for New Options

On February 13, 2003, we offered to eligible employees the opportunity to exchange all of their outstanding options that have exercise prices equal to or greater than $12.00 per share, whether vested or unvested, granted under either our 1996 Stock Incentive Plan or our 2001 Stock Plan, for new options.  This Supplement amends and supplements the offering materials that we sent to all eligible employees on February 13, 2003.  Except as amended and supplemented below, the original terms and conditions of the offer, as set forth in the offering materials, remain in effect.  You should read this Supplement together with those offering materials when making your decision whether to participate in the offer.

1.             The following new sentence is inserted at the end of the second introductory paragraph under the heading “Risks of Participating in the Offer” in the Offer to Exchange Certain Outstanding Options for New Options, dated February 13, 2003 (the “Offer to Exchange”):

“The safe harbor afforded by the Private Securities Litigation Reform Act of 1995 to certain forward-looking statements does not extend to forward-looking statements made by Lattice in connection with the Offer.”

2.             The seventh bulleted subparagraph under the first paragraph of Section 7 (Conditions of the offer) of the Offer to Exchange, which reads “any event or events occur that have resulted or may result, in our reasonable judgment, in an actual or threatened material adverse change in our business or financial condition,” is replaced in its entirety with the following:

“any event or events occur that have resulted or may result, in our reasonable judgment, in a material adverse change in our business or financial condition,”.

The date of this Supplement is March 10, 2003.